FORM SC 13G

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

MICROSTRATEGY INCORPORATED
(Name of Issuer)

Common Stock, Class A
(Title of Class of Securities)

594972408
(CUSIP Number)

July 6, 2012
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 594972408	13G	Page 2 of 9
1	NAMES OF REPORTING PERSONS Empire Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 140,000 Shares of Class A Common Stock 293,200 Shares of Class A Common Stock underlying Call Options
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 140,000 Shares of Class A Common Stock 293,200 Shares of Class A Common Stock underlying Call Options
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 433,200 Shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 594972408	13G	Page 3 of 9
1	NAMES OF REPORTING PERSONS Scott A. Fine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 140,000 Shares of Class A Common Stock 293,200 Shares of Class A Common Stock underlying Call Options
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 140,000 Shares of Class A Common Stock 293,200 Shares of Class A Common Stock underlying Call Options
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 433,200 Shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 594972408	13G	Page 4 of 9
1	NAMES OF REPORTING PERSONS Peter J. Richards
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 140,000 Shares of Class A Common Stock 293,200 Shares of Class A Common Stock underlying Call Options
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 140,000 Shares of Class A Common Stock 293,200 Shares of Class A Common Stock underlying Call Options
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 433,200 Shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 594972408	13G	Page 5 of 9

This statement on Schedule 13G (the "Schedule 13G") relates to the Common Stock (as defined below) of the Company (as defined below).

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is MICROSTRATEGY INCORPORATED (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 1850 Towers Crescent Plaza, Tysons Corner, VA 22182.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)
Empire Capital Management, LLC, a Delaware limited liability company ("Empire Management") with respect to the shares of Class A Common Stock directly held by Empire Capital Partners, LP (Empire Onshore), Empire Capital Partners, LTD (Empire Offshore), Empire Capital Partners Enhanced Master Fund, LTD (Empire Enhnaced, and together the Empire Investment Funds) and Charter Oak Partners, LP, Charter Oak Partners II LP and Charter Oak Master Fund Ltd (the Empire Sub-Advised Funds);

(ii)	Mr. Scott A. Fine ("Mr. Fine"); Mr. Fine disclaims beneficial ownership of the shares of Common Stock reflected in this filing, except with respect to any pecuniary interest in such securities; and
(v)
Mr. Peter J. Richards ("Mr. Richards”);  Mr. Richards disclaims beneficial ownership of the shares of Common Stock reflected in this filing, except to the extent with respect to any pecuniary interest in such securities.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Empire Management serves as the Investment Manager to, and has investment discretion over the securities held by, the Empire Investment Funds and the Empire Sub-Advised Funds.  Mr. Fine and Mr. Richards are the only Managing Members of Empire Management.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person.

CUSIP No. 594972408	13G	Page 6 of 9

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 1 Gorham Island, Suite 201, Westport, CT 06880.

Item 2(c).	CITIZENSHIP:

Empire Management is a limited liability company organized under the laws of the State of Delaware. Mr. Fine and Mr. Richards are each a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock, Class A (the "Common Stock").

Item 2(e).	CUSIP NUMBER:
594972408

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 594972408	13G	Page 7 of 9

Item 4.	OWNERSHIP.

The percentages set forth in this Schedule 13G are calculated based upon 8,559,252 shares of Class A Common Stock issued and outstanding, which is the number of shares of Common Stock issued and outstanding as of April 24, 2012 as reported by the Company in its Quarterly Report on Form 10-Q for the period ended March 31, 2012 filed on May 4, 2012.

The information as of the filing date required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Note applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP No. 594972408	13G	Page 8 of 9

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  July 10, 2012

By:	/s/ Scott A. Fine
Name: Scott. A. Fine
Title: Individually, and as Managing Member of Empire Capital Management, L.L.C.

/s/ Peter J. Richards
Name: Peter J. Richards
Title: Individually, and as Managing Member of Empire Capital Management, L.L.C.

CUSIP No. 594972408	13G	Page 9 of 9

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  July 10, 2012

By:	/s/ Scott A. Fine
Name: Scott. A. Fine
Title: Individually, and as Managing Member of Empire Capital Management, L.L.C.

/s/ Peter J. Richards
Name: Peter J. Richards
Title: Individually, and as Managing Member of Empire Capital Management, L.L.C.